April 29, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Golar LNG Partners LP (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Form 20-F of Golar LNG Partners LP dated April 29, 2015. We agree with the statements concerning our Firm in such Form 20-F.

Yours faithfully

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London, United Kingdom
As Auditors of Golar LNG Partners LP

Change in Registrant’s Certifying Accountant
In August 2014, we engaged Ernst & Young LLP as our principal accountants and PricewaterhouseCoopers LLP was dismissed. The decision to change accountants was approved by the Audit Committee and our Board of Directors.
The audit reports of PricewaterhouseCoopers LLP on the consolidated financial statements of the Partnership as of and for the years ended December 31, 2012 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor was the opinion qualified or modified as to uncertainty, audit scope, or accounting principles.
During the two fiscal years ended December 31, 2013, and the subsequent period through August 14, 2014, there were: (1) no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v).
The Partnership has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 29, 2015, is filed as Exhibit 99.1 to this Form 20-F.